May 5, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Tonya Aldave
James Lopez

Re:	Aspen Insurance Holdings Limited
Registration Statement on Form F-1 (File No. 333-276163)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of Aspen Insurance Holdings Limited (the “Company”) for acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”), requesting effectiveness as of 4:00 P.M., Eastern Time, on May 7, 2025, or at such later time as the Company or its outside counsel, Sidley Austin LLP, may request via telephone call to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission.
Pursuant to Rule 460 under the Securities Act, we, as representatives of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS INC.
JEFFERIES LLC

As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Erich Bluhm
Name:	Erich Bluhm
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ David Beven
Name:	David Beven
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Carlos Marque
Name:	Carlos Marque
Title:	Managing Director
[Signature Page to Underwriters’ Acceleration Request]